                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form 11-K



__X____         ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                For the year ended December 31, 2000

                        OR

_______ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ____ to ____


Commission file number 1-4448


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Baxter Healthcare Corporation of
                    Puerto Rico Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Baxter International Inc.
                              One Baxter Parkway
                              Deerfield, IL 60015
                                (847) 948-2000

BAXTER HEALTHCARE
CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2000 and 1999

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                    Page

Financial statements:
--------------------

Report of Independent Accountants.................     1

Statement of Net Assets Available for
 Benefits as of December 31, 2000 and 1999........     2

Statement of Changes in Net Assets
 Available for Benefits for the years ended
 December 31, 2000 and 1999.......................     3

Notes to Financial Statements.....................   4-8

Supplemental Schedule:*
---------------------

Exhibit I - Schedule of Assets Held
 for Investment Purposes as of December 31, 2000..     9


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants



To the Participants and Administrative Committee of the Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
San Juan, Puerto Rico

May 18, 2001

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                2000         1999
Assets:
 Investments, at fair value:
  Investments                                $16,799,918  $17,812,729
  Participant loans                              172,045      385,467
 Cash                                              3,750        1,625
                                             -----------  -----------
   Total assets                               16,975,713   18,199,821

Liabilities;
 Refunds and forfeitures due to employer           4,165          894
                                             -----------  -----------
   Net assets available for benefits         $16,971,548  $18,198,927
                                             ===========  ===========




The accompanying notes are an integral part of these financial statements.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Statements of Changes In Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                   2000           1999

Additions to net assets attributed to:

Investment income:

  Not appreciation in fair value of assets      $    46,053   $ 1,670,238
  Interest and dividends                             28,033        78,950
                                                -----------   -----------

                                                     74,086     1,749,188

Less - investment expenses                                -        (3,361)
                                                -----------   -----------

                                                     74,086     1,745,827
                                                -----------   -----------

Contributions:

   Employer contributions                         1,455,140     1,953,085
   Employee contributions                         2,997,136     4,001,956
                                                -----------   -----------

                                                  4,452,276     5,955,041
                                                -----------   -----------

     Total additions                              4,526,362     7,700,868
                                                -----------   -----------


Deductions from not assets attributed to:

  Benefits paid                                   1,800,376     1,415,826
  Transfers to other plans                        3,783,061             -
  Administrative expenses                           170,304             -
                                                -----------   -----------

     Total deductions                             5,753,741     1,415,826
                                                -----------   -----------

     Net (decrease) increase                     (1,227,379)    6,285,042

Net assets available for benefits:

  Beginning of year                              18,198,927    11,913,885
                                                -----------   -----------

  End of year                                   $16,971,548   $18,198,927
                                                ===========   ===========

  The accompanying notes are an integral part of these financial statements.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------

1.   General Description of the Plan

     The following brief description of Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     General

     The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare Corporation of Puerto Rico, Baxter Sales and Distribution Corporation, Baxter Pharmacy Services Corporation, and Baxter Caribe, Inc. (collectively, the "Company") who have one year of service. Baxter Healthcare Corporation of Puerto Rico is the sponsor of the Plan. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code ("IRS"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their pre-tax monthly compensation, limited to a maximum of $8,000 a year. The Company matches a participant's savings contributions at the rate of 50 cents for each dollar of a participant's pre-tax contribution, up to a maximum of 6% of a participant's compensation. The Company may make additional distributions in such amounts as the Company may determine.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The net income of the Plan is posted to the participant's accounts on a quarterly basis.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions portion of their accounts plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

                Years of Service               Vesting %

                       1                          20
                       2                          40
                       3                          60
                       4                          80
                   5 or more                     100

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements, continued
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------


     Employees are fully vested in the Company's matching contributions account, regardless of years of service with the Company, upon attaining age 65 or becoming disabled in accordance with the provisions of the Plan or die while employed by the Company.

     Forfeitures

     The portion of any participant's matching contribution account which is not vested will become a forfeiture upon such participant's termination of employment and will be applied to reduce future Company's matching contributions on a periodic basis. Forfeitures for the years ended December 31, 2000 and 1999 amounted to $19,254 and $11,716, respectively.

     Investment Options

     Upon enrollment in the Plan, a participant may elect to have his/her contributions invested in one or more of the following investment funds:

                     Fund:                                              Description:

     Stable Income Fund                      The Fund invests in fixed income securities with a book value guarantee.

     Composite Fund                          The Fund invests in stocks of U.S. companies and  government and corporate bonds.

     General Equity Fund                     The Fund invests in stocks from U.S. companies that are considered to have growth potential.

     S&P 500 Equity Index Fund               The Fund attempts to duplicate the performance of the Standard and
                                             Poor's 500 Index, which consists of the stocks of 500 of the largest companies in the U.S.

     Small Cap Fund                          The fund invests in small U.S. Companies that are considered to have growth potential.

     International EAFE Equity Index Fund    The Fund invests in equities of large companies in Europe,
                                             Australia and the Far East.

     Baxter Common Stock Fund                The primary investment of this fund is in Baxter International Inc.
                                             Common Stock.

     Edwards Lifesciences Common Stock       The primary investment of this fund is in Edwards Lifesciences
     Fund                                    Corporation Common Stock.


     Participants may change their investment options quarterly.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements, continued
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------

     In 2000, the "Small Cap Fund" was added as a seventh investment option to the Plan.

     Also, as a result of the spin-off of Baxter's Cardiovascular division on March 31, 2000, the Plan received 4,677 shares of common stock of Edwards Lifesciences Corporation. These shares are maintained in a separate fund, thus, adding an eighth investment fund to the Plan.

     Participants are allowed to make investment election changes quarterly to transfer balances out of Edwards Lifesciences Common Stock Fund into other funds, but are not allowed to transfer existing account balances or to make contributions into the Edwards Lifesciences Common Stock Fund.

     Payments of Benefits

     Plan participants can not request withdrawals from the Plan unless they are 59 1/2 years old or incur a financial hardship. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal only from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire account balance or installment payments. On termination of service due to other reasons, participants are entitled to receive their vested account balance. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

     Plan Expenses and Administration

     Banco Popular de Puerto Rico and State Street Bank and Trust Company serve as trustees for the Plan.

     The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter International Inc. ("Baxter"), the Company's parent.

     All expenses of the Plan are paid from assets of the Plan.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements, continued
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Investments Valuation and Income Recognition

     Shares of registered investment companies are valued at quoted market prices which represent their net asset value at year end. Baxter common stock and Edwards common stock are valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

     Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the Plan's investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

     Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

     Contributions

     Employee and Company matching contributions are recorded in the plan year period in which the Company makes the payroll deductions from the participant's earnings.

     Transfer of Assets to Other Plans

     Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the IRS.

     Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

     The following presents the Plan's investments that represent five percent or more of the Plan's net assets at December 31:

                                                                   2000                                1999
                                                        # of                                 # of
                                                       Shares             Amount            Shares             Amount
     Fund Options:
          Stable income                                 845,499          $ 2,866,466        1,084,773        $ 3,470,865
          Composite                                     422,321            2,405,485          485,258          2,640,281
          General Equity                                260,344            2,250,576          306,231          2,770,518
          S&P 500 Equity Index                        2,212,930            6,135,409        2,290,361          6,923,698
          Common stock - Baxter International Inc.      292,735            2,086,689          225,475          1,177,136
          International EAFE Equity Index Fund          625,734              888,270                -                  -

                                       7

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements, continued
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $46,053 as follows:

            Common stock                 $ 514,881
            Mutual funds                  (468,828)
                                         ---------
                                         $  46,053
                                         =========


4.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.   Tax Status

     The Puerto Rico Department of Treasury has determined and informed the Company by a letter dated January 1, 1998, that the Plan is designed in accordance with Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, and is, therefore, exempt from income taxes.

     On October 29, 1999, the Company obtained a favorable determination letter from the Internal Revenue Service stating that the Plan is in compliance with the Internal Revenue Code regulations.

6.   Transfer of Assets

     Included in total transfers to other plans for the year ended December 31, 2000, are net assets of $3,783,061, which were transferred to Edwards Lifesciences Savings and Investment Plan due to the spin-off of Baxter's Cardiovascular division into Edwards Lifesciences Corporation.

7.   Related Parties

     At December 31, 2000 and 1999, the Plan held shares of common stock of Baxter, the Company's parent and units of participation in certain investment funds of State Street Bank and Trust Company, one of the Plan's Trustees. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

                                                           SUPPLEMENTAL SCHEDULE
                                                                       EXHIBIT I
BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
ITEM 27(A) - Form 5500, Schedule of Assets Held for Investment Purposes
December 31, 2000
--------------------------------------------------------------------------------

(a)       (b)  Identity of issue                 (c) Description of Investment       (d) Cost    (e) Current Value
   *  State Street Bank and Trust Company:
        Stable Income Fund                        845,499.279 units                  $ 2,588,669       $ 2,866,466

        Composite Fund                            422,320.676 units                    2,187,178         2,405,485

        General Equity Fund                       260,344.378 units                    2,162,111         2,250,576

        S&P 500 Equity Index Fund                 2,212,929.756 units                  5,741,449         6,135,409

        International EAFE Equity Index Fund      625,733.885 units                      902,826           888,270

        Small Cap Fund                           11,496.794 units                        112,440           109,858

   *  Baxter Common Stock                         Common stock - 292,734.637           1,627,905         2,086,689

      Edwards Lifesciences Common Stock           Common stock - 4,434-24                 44,342            57,165

   *  Participant Loans                           Maturing 1/1/01 - 4/15/2010;
                                                    8% to 11%                            172,045           172,045

   *  Banco Popular de Puerto Rico                Bank account                             3,750             3,750
                                                                                     -----------       -----------
                                                                                     $15,542,715       $16,975,713
                                                                                     ===========       ===========
      * Party in-interest

                                       9

                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   BAXTER HEALTHCARE CORPORATION OF
                                   PUERTO RICO SAVINGS AND INVESTMENT PLAN





Date:   June 28, 2001                   By:     /S/ Brian P. Anderson
                                                -------------------------
                                                Brian P. Anderson
                                                Senior Vice President and
                                                Chief Financial Officer